Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, MAY 23 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target

D-0	41.0	57.6	64.5

A+14	63.2	77.6	80.3

Eagle

D-0	36.0	61.0	69.0

A+14 DOT	44.7	72.2	75.9

Every Bag Counts

American	Wed	MTD*	DOT Standard
	5.10	2.80	2.50

* DOT claims per 1000 customers

Announcements

» Get the Scoop in the Latest Arrivals!

Get the newest merger news from American and US Airways in this week’s Arrivals newsletter. The May 22 issue features employees who have benefited from our reciprocal travel program, celebrates Master Mechanics and shows some Hub Love to Philadelphia. Read it all on new Jetnet. And, don’t forget to check out the Merger space’s refreshed look, including the latest merger news, resources and an easy way to submit your questions.

American Recognizes Aviation Maintenance Technicians

This week, American celebrates the value and expertise of its Aviation Maintenance Technicians (AMTs), in honor of National Aviation Maintenance Technician Day. National AMT Day is a U.S. day of recognition, observed annually on May 24, to honor the men and women whose profession helps to ensure the safety and security of the aviation industry and the traveling public. American celebrates the holiday at various times during the latter part of the week in order to be cognizant of operational scheduling and demands.

“Our line mechanics face the daily pressure of ensuring that we provide American Airlines with the aircraft needed to operate a safe, compliant airline, which performs efficiently in a competitive world. Our team performs this task in a professional manner 24/7, often in adverse conditions. They are truly aviation professionals,” said Ken Durst, Vice President – M&E Line Maintenance. Bill Collins, Vice President – M&E Base Maintenance, added, “Our base mechanics utilize their professionalism to reduce costs, shorten turnaround time (TAT) in our engine and component worlds, and shorten span times on our airframes. American AMTs are among the world’s best aviation maintenance professionals, providing the critical support needed to make commercial aviation one of the safest forms of public transportation.”

» Travel Fully Migrates to New Jetnet on May 28

All travel content will be exclusively on new Jetnet for active employees on May 28. See the changes to classic Jetnet and how you can access all Travel content and the non-revenue travel planner in new Jetnet’s Travel space. Access to classic Jetnet’s Travel page remains unchanged for retirees.

» Remember to Complete In-Progress Training Site Courses by June 5

As part of our continued investment in people and the tools they need to succeed, American will transition to a new learning system this June called the Online Learning Center. Please help us transfer your training records to the new LMS by completing any in-progress, web-based courses you may have started in the Training Site by June 5. We’re unable to transfer incomplete web courses to the new learning system. Moving to the Online Learning Center will help consolidate multiple training systems, provide you a single location to view training records and improve your learning experience through better search tools, help resources and course registration. Find out what awaits you in the Online Learning Center when it goes live on June 10.

oneworld News

From AMEinfo.com

Qatar Wants to Be 777X Launch Customer, Expand U.S. Network

Akbar Al Baker, CEO of Qatar Airways, said the airline wants to be a launch customer for Boeing’s forthcoming 777X jet, and that Qatar plans to open at least three new routes to the U.S. “We are very keen on the 777-8 and -9X aircraft,” Al Baker said. “We hope to be one of the launch customers.” Al Baker also said the oneworld member-elect plans to open new service to Boston, Detroit and Atlanta, and possibly others, over the next 12 to 18 months.

Industry News

From New York Business Journal

United to Drop Some Serious Coin in Newark

United said it plans to invest more than $150 million to upgrade the airline’s Terminal C hub at Newark. United said its plans include a redesign of the airline’s check-in facilities, installation in gate areas of flight-information displays that give customers more detailed information of their flights, a new checked-baggage screening system and construction of a widebody maintenance hangar that economic development officials anticipate will drive $52 million in economic activity in the region. The airline, which announced the plans at a celebration of its 25th anniversary at Newark, also unveiled new uniforms that its employees worldwide will begin wearing on June 25. Employees will wear uniforms designed in various shades of blue, gray and black that reflect United’s merger with Continental. This is the first time that all employees at the newly merged airline will wear the same uniforms, United said. About 60,000 United employees will don the new uniforms, although United pilots won’t be wearing them until the fourth quarter of this year.

From Reuters

Delta Will Wait for New Planes to Prove Themselves – CEO

Delta will watch the wave of orders for the latest Airbus and Boeing planes roll on by and wait for the jets to prove themselves before ordering any, CEO Richard Anderson said. The two planemakers have orders for more than 3,000 of their narrowbody models, the Boeing 737 MAX and the Airbus A320neo, which boast fuel savings of about 15 percent. The new models will enter service in the second half of the decade. In 2011, Delta ordered 100 Boeing 737-900ER models due to be delivered starting later this year, but it has not bought either the 737 MAX or the A320neo. Anderson said Delta’s deal with Boeing allowed it to convert the last 40 of the 737-900ER aircraft it has on order to the newer MAX model. “We will evaluate it, but we would rather see some other people fly that engine around for a while,” Anderson said.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, May 22

Crude oil was $94.28 a barrel, down $1.88 from the previous day.

Jet fuel price was $114.20 a barrel, down $2.14.

It’s a Fact

AMR’s 2012 Corporate Responsibility Report provides a transparent summary of key business objectives, and features a goals and performance section that measures calendar year 2012 results against established short- and long-term goals. A look ahead at 2013 goals is also presented.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.